Third Wave Acquisition Corp.

591 West Putnam Avenue

Greenwich, Connecticut 06830

February 9, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Third Wave Acquisition Corp.

Request to Withdraw Registration Statement on Form S-1

File No. 333-147524

Ladies and Gentlemen:

This letter is filed pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), with reference to the Registration Statement on Form S-1 (File No. 333-147524), together with all exhibits and amendments thereto, that was originally filed by Third Wave Acquisition Corp. (the “Company”) with the Securities and Exchange Commission on November 20, 2007 (the “Registration Statement”).  In light of current market conditions, the Company has determined not to effect at this time the initial public offering to which the Registration Statement relates.  No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby applies for an order granting the immediate withdrawal of the Registration Statement.  The Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

If you have any questions with respect to this request, please call Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company, at (213) 687-5234.

Third Wave Acquisition Corp

By:	/s/ Matthew Eby
Matthew Eby
Chief Financial Officer